# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

March 12, 2024

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In the Matter of

**ProShares Trust II**
**ProShare Capital Management LLC**
**7501 Wisconsin Avenue, Suite 1000E**
**Bethesda, MD 20814**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-220680

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ProShares Trust II filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

ProShares Trust II  has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 12, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Justin Dobbie
Office Chief